Soligenix, Inc.

29 Emmons Drive, Suite B-10

Princeton, NJ 08540

May 4, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Soligenix, Inc. Registration Statement on Form S-1 File No. 333-271049

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 and on behalf of Soligenix, Inc. (the “Company”), the undersigned hereby requests that the Company’s Registration Statement on Form S-1 (File No. 333-271049), as amended, be declared effective on May 5, 2023, at 9:00 a.m., Eastern Daylight Time, or as soon as practicable thereafter.

The Company hereby authorizes its counsel, Driscoll R. Ugarte of Duane Morris LLP, to orally modify or withdraw this request for acceleration. Please contact Mr. Ugarte at (561) 962 2139 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours, SOLIGENIX, INC.

By:	/s/ Christopher J. Schaber
Christopher J. Schaber, PhD President and Chief Executive Officer

 cc:  Driscoll R. Ugarte, P.A.

Duane Morris LLP